Jeffs’ Brands Ltd

3 Hanechoshet Street

Tel Aviv, Israel

May 24, 2022

Via EDGAR

Donald Field

Katherine Bagley

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, DC 20549

Re:	Jeffs’ Brands Ltd

Registration Statement on Form F-1

Filed May 5, 2022

File No. 333-262835

Dear Sir and Madam:

The purpose of this letter is to respond to your letter of May 17, 2022, regarding the abovementioned Registration Statement on Form F-1 (“Form F-1”) of Jeffs’ Brands Ltd (the “Company”, ‘we’, “us” or “our”). For your convenience, your original comments appear in bold text, followed by our response. Capitalized terms used, but not defined, in this letter have the meanings ascribed to such terms in the Form F-1. We are concurrently filing Amendment No. 2 to the Form F-1 (“Amendment No. 2”).

Amendment No. 1 to Registration Statement on Form F-1

Cover Page

1.

We note your disclosure on page 9. Please revise the prospectus cover page to disclose that you will be a controlled company. Please identify and disclose the percentage of voting power to be held by the controlling shareholders following the offering and, if true, that these shareholders will have the ability to determine all matters requiring approval by stockholders. Please also revise to include a risk factor discussing the risks associated with being a controlled company. In this regard, we note that you have removed disclosure which previously addressed these disclosure topics on both the prospectus cover page and in the risk factor section.

Response:  In response to the Staff’s comment, we removed the disclosure on page 9 of Amendment No. 2 regarding being a controlled company as the Company has confirmed that it will not be a controlled company following the completion of the offering. Such disclosure was inadvertently included in the prior filing.

Use of Proceeds, page 46

2.

Please refer to the third paragraph. Please revise the second bullet to more clearly describe the outstanding indebtedness that will be repaid with the net proceeds to include the applicable interest rate and maturity of such debt. Refer to Item 504 of Regulation SK and Instruction 4 thereto.

Response:  In response to the Staff’s comment, we have revised the disclosure in the second bullet on page 46 of Amendment No. 2.

Capitalization, page 48

3.	Please disclose how you valued the warrants including the quantity and the significant estimates and assumptions used to estimate the amount included in the Pro Forma As Adjusted column.

Response: In response to the Staff’s comment, we have added a disclosure on page 49 of Amendment No. 2 to discuss the valuation of Warrants to be issued in the offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 53

4.	We note your reference to delays in the “global supply chain.” Please amend your disclosure to describe whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of Russia’s invasion of Ukraine. For example, discuss whether you have or expect to:

●	suspend the production, purchase, sale or maintenance of certain items;

●	experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing inventory;

●	experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;

●	be unable to supply products at competitive prices or at all due to export restrictions, sanctions, or the ongoing invasion;

●	be exposed to supply chain risk in light of Russia’s invasion of Ukraine and/or related geopolitical tension.

Explain whether and how you have undertaken efforts to mitigate any of the impacts noted above. Please amend your filing to include risk factor disclosure describing the risks related to disruptions and/or delays in the global supply chain, including those related to the Russia-Ukraine conflict.

Response:  In response to the Staff’s comment, we have added a disclosure on page 57 of Amendment No. 2 to clarify that the Company’s business segments, products, lines of service, projects, or operations were not materially adversely affected by supply chain disruptions in light of Russia’s invasion of Ukraine and/or related geopolitical tension, and we do not expect to be materially impacted by any supply chain disruptions in the future.

Underwriting, page 125

5.	We note your response to our prior comment 3 and reissue. We note your disclosure that you “have granted the underwriter an option to purchase from [you], at the public offering price, less the underwriting discounts and commissions, up to additional 375,000 Ordinary Shares and/or Pre-Funded Warrants, and/or up to an additional 750,000 Warrants within 45 days from the date of this prospectus solely to cover over-allotments, if any.” Please revise to disclose a fixed volume of ordinary shares and pre-funded warrants to be sold if the underwriter’s over-allotment option is exercised in full. For guidance, see Securities Act Rules Compliance and Disclosure Interpretation, Question 227.02, available on our public website. In this regard, the 375,000 amount appears to be an either/or amount rather than a fixed volume for each type of security.

Response: In response to the Staff’s comment, we have revised our disclosures on the prospectus cover page and on pages 11 and 126 of Amendment No. 2 to make clear the options available to the underwriter for the over-allotment option. Further, we respectfully advise the Staff that the overallotment option has been structured to cover all the securities being offered pursuant to the Form F-1. The underwriter has, at its discretion, the option to acquire any of the securities, or any combination thereof, being offered pursuant to the Form F-1. The over-allotment option is structured this way in order to assist the underwriter in instances in which Units or Pre-funded Units may be oversold. In such an instance the underwriter will need the ability to purchase Ordinary Shares, Pre-funded Warrants and/or Warrants as needed in order to ensure it meets its delivery obligations while also allowing it to stabilize the Ordinary Shares. Thus, the over-allotment option allows the underwriter the discretion to choose whatever security it needs in order to cover its position.

Financial Statements

Note 15 - Subsequent Events, page F-34

6.	Please tell us in detail and disclose here and elsewhere, such as when pro forma amounts are shown in the Capitalization and Dilution sections, how you initially accounted for the Assignments to Loan Agreements with Smart Pro, Medigus, Mr. Hakmon and L.I.A. Pure Capital Ltd. on May 3, 2022, including the equity conversion feature. Also, separately address the subsequent accounting for the assumed conversion given effect to in the pro forma amounts shown in the Capitalization and Dilution sections. Refer to IAS 32.

Response: In response to the Staff’s comment, we respectfully advise the Staff that on May 3, 2022, we entered into Assignments to Loan Agreements with Medigus Ltd., Mr. Hakmon and L.I.A. Pure Capital Ltd. with respect to loans originally issued to Smart Repair Pro, our wholly owned subsidiary. Since Smart Repair Pro is a wholly owned subsidiary of the Company, assignments of such loans was accounted for as a transaction between entities under common control and as a result, the book value of the loans continues to be reflected on our consolidated financial statements following such assignment.

In connection with the Assignments to Loan Agreements, we agreed that unless earlier repaid pursuant to the terms of the respective loan agreements with Medigus Ltd., Mr. Hakmon and L.I.A. Pure Capital Ltd., effective immediately upon the consummation of this offering, all outstanding principal amounts due to each such party would be automatically converted into a number of Ordinary Shares equal to the quotient obtained by dividing the outstanding principal amount and accrued and unpaid interest due to such party, by the per Ordinary Share price obtained by dividing $10,000,000 by the outstanding Ordinary Shares at such time. Based on our assessment, the change in terms to include the equity conversion feature is a substantial modification as defined in IFRS 9 and was accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. The difference between the fair value of the loans bearing the modified terms (i.e,.the addition of the equity conversion feature) and the carrying values of the original loans immediately prior to the modification was recorded as a decrease in the capital reserve from transactions with controlling shareholders, to the extent available, in the Company’s consolidated statements of changes in shareholders’ equity, consistent with the recording of the difference between the fair values of the loans and the loans amounts that were recorded in capital reserve from transactions with controlling shareholders upon initial recognition of the loans in 2021.

The modified loans are to be initially recorded as a compound instrument in accordance with International Accounting Standards (IAS) 32. The loan component is initially measured at its fair value as of the modification date, and is to be subsequently measured at amortized cost.

The residual between the fair value of the loan component and the deemed loan extinguishment amount (i.e., the fair value of loan instrument bearing the modified terms including the equity feature, in its entirely) is to be recorded as share capital and premium in the Company’s consolidated statements of changes in shareholders’ equity.

Upon consummation of this offering and the automatic conversion of the loans, the amortized cost of the loan component as of the closing date of the offering is to be derecognized with a corresponding increase in share capital and premium.

In addition, in response to the Staff’s comment we have added a disclosure on page 48 of Amendment No. 2.

If you have any questions or require additional information, please call the Company’s attorneys, Oded Har-Even at (212) 660-5003 or Angela Gomes at (617) 338-2957, of Sullivan & Worcester LLP.

Sincerely,

Jeffs’ Brands Ltd

By:	/s/ Viki Hakmon
Viki Hakmon
Chief Executive Officer

cc:	Oded Har-Even, Esq., Sullivan & Worcester LLP
Angela Gomes, Esq., Sullivan & Worcester LLP

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